UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-37922

ZTO Express (Cayman) Inc.

Building One, No. 1685 Huazhi Road

Qingpu District

Shanghai, 201708

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Explanatory Note

ZTO Express (Cayman) Inc. (the “Company”) publishes next day disclosure return forms on the website of The Stock Exchange of Hong Kong Limited from time to time. The Company submits such forms on a weekly basis, attached as exhibits to this current report on Form 6-K.

Exhibit Index

Exhibit 99.1 – Next Day Disclosure Return dated February 11, 2026

Exhibit 99.2 – Next Day Disclosure Return dated February 12, 2026

Exhibit 99.3 – Next Day Disclosure Return dated February 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZTO Express (Cayman) Inc.

By	:	/s/ Huiping Yan
Name	:	Huiping Yan
Title	:	Chief Financial Officer

Date: February 17, 2026

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